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                                                                       Exhibit 2


                     EMUSIC.COM ANNOUNCES LETTER OF INTENT
                        FOR ACQUISITION OF THE COMPANY

      Company Announces Preliminary Financial Results for March Quarter;
                  Expects to Receive Nasdaq De-Listing Notice


REDWOOD CITY, Calif. -- April 5, 2001 -- EMusic.com Inc. (Nasdaq: EMUS), the Internet's leading downloadable music subscription service, today announced that it has entered into a non-binding letter of intent to be acquired by a major publicly-held media company in a cash transaction. The proposed acquisition price is $0.57 per fully diluted share.

Completion of the transaction is subject to customary conditions, including satisfactory completion of due diligence reviews, the negotiation and execution of definitive agreements, Board approvals and satisfaction of all regulatory requirements. There can be no assurance that the parties will finalize or execute such definitive agreements, that the terms of such agreements may not be materially different than set forth in the letter of intent or that if definitive agreements are executed, the transaction will be consummated.

As part of the letter of intent, EMusic has agreed to a short period of exclusive negotiations during which it will not engage in discussions regarding an acquisition of the Company with any other party. EMusic has no current plans to discuss additional details regarding these negotiations until a final outcome has been reached.
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Preliminary Financial Results for the Third Quarter

EMusic also announced that it expects to report revenues for the quarter ended March 31, 2001 of approximately $4.2 million. The company expects to report music revenues for the quarter of approximately $2.2 million, up from $1.7 million in the quarter ended December 31, 2001. EMusic finished the quarter with over 10,000 active paying subscribers to its MP3 music service, up from 4,500 at the end of the December quarter -- and higher than the 8,000 originally anticipated by the company at the time of its last earnings call. Active paying subscribers do not include any subscribers in trial or promotional programs. EMusic expects to report advertising revenues of approximately $2.0 million, down from $3.0 million for the quarter ended December 31, 2001 as the company continued to experience the impact of the depressed online advertising market. EMusic had approximately $10.9 million in cash and short-term investments as of March 31, 2001.

"Despite the obviously challenging business environment, we are extremely pleased with the continued strong growth of our downloadable music subscription service," said Gene Hoffman, EMusic president and CEO. "With our EMusic.com and RollingStone.com Web sites, our company has taken a recognized leadership position in online music, a market that continues to generate great excitement and interest among both vendors and consumers alike."

Nasdaq Listing

EMusic also reported that it expects to receive a Nasdaq Staff Determination indicating that it has failed to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5) and that its securities are, therefore, subject to de-listing from The Nasdaq National Market. Upon receipt of such letter, EMusic intends to request a hearing before the Nasdaq Listing Qualifications Panel to review the Staff Determination, and there can be no assurance that the Panel will grant the Company's request for continued listing. Under Nasdaq's rules, the Company's common stock will continue to trade on The Nasdaq National Market pending the outcome of the hearing.
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About EMusic

Since it was founded in January 1998, EMusic has established itself at the forefront of how music will be discovered, delivered and enjoyed in the next decade. In addition to having the Internet's leading downloadable music subscription service, EMusic operates one of the most popular families of music-oriented Web sites -- including RollingStone.com, EMusic.com and DownBeat.com. The company is based in Redwood City, California, with regional offices in Chicago, Los Angeles and New York.

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EMUSIC is a registered trademark and EMUSIC.COM is a trademark of EMusic.com
Inc.

Any forward-looking statements contained in this release involve a number of uncertainties, risks and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to materially differ. Factors that could cause actual events or results to differ materially include, among others, whether and on what terms, an agreement is reached regarding a sale of the Company, changes in the Nasdaq listing status of the Company, changes during the course of the finalization of the Company's reported results for the quarter ended March 31, 2001 and those other factors set forth in the Company's S.E.C. reports.